U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                      FORM 12b-25
            Commission File Number 000-22289
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              NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: January 31, 1999
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[  ] Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-K     [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
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           Read attached instruction sheet before preparing form.
                        Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I--REGISTRANT INFORMATION

Full name of registrant  Wherehouse Entertainment, Inc.
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Former name if applicable
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Address of principal executive office: (Street and number)
                          19701 Hamilton Avenue
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City, State and Zip Code:                Torrance, CA  90502-1334
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                 PART II--RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ] (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                       PART III--NARRATIVE

The Company requires additional time in order to consolidate the financial statements of Wherehouse Entertainment, Inc. and the subsidiaries that operate the Blockbuster Music stores purchased from Viacom International, Inc. on October 26, 1998.

                     PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Charles Fuertsch, Treasurer    (310) 538-2314
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                     (Name)         (Area code)(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [ x ]  Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [ x  ]  Yes [   ] No

     If so: attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Wherehouse Entertainment, Inc.
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           (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 1998                       By /s/ Robert S. Kelleher
      --------------                       ---------------------------
                                           Robert S. Kelleher,
                                           Exec. VP, Chief Financial Officer

                      Wherehouse Entertainment Inc.
                     Commission File No. 000-22289

                              Form 12b-25
                            Attachment A

Part IV - Other Information

Item (3)

On October 26, 1998, pursuant to a Stock Purchase Agreement dated as of August 10, 1998 (the "Purchase Agreement"), Wherehouse Entertainment, Inc. (the "Company") acquired (the "Acquisition") from Viacom International Inc. ("Seller") all of the capital stock of certain retail music subsidiaries of Seller (collectively, "Blockbuster Music") for a purchase price of approximately $121.2 million, subject to certain adjustments. The Company is currently in the process of finalizing the purchase price with the Seller pursuant to terms of the Purchase Agreement. The result of this Acquisition was to increase the number of stores operated by the Company from 223 at January 31, 1998 to 579 at January 31, 1999. It is estimated that the revenues for the fiscal year ended January 31, 1999, reflecting the Acquisition will be approximately $496.5 million compared to $327.4 million for the fiscal year ended January 31, 1998. A complete description of the Acquisition is contained in the Company's Current Report on Form 8-K dated November 10, 1998.

Prior to being acquired by the Company, Blockbuster Music operated as a component of Blockbuster Entertainment Group, and separate financial statements were not prepared; accordingly separate financial statements were not available. Due to the difficulty the Company has experienced in consolidating the financial statements of Wherehouse Entertainment, Inc. and the subsidiaries that operated the Blockbuster Music stores purchased from the Seller, the Company requires additional time to complete preparation of the consolidated results of operations for the fiscal year ended January 31, 1999.